KPMG LLP Chartered Accountants Bay Adelaide Centre Suite 4600 333 Bay Street Toronto ON M5H 2S5	Telephone (416) 777-8500 Fax (416) 777-8818 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Kirkland Lake Gold Ltd.

We consent to the use of our reports, each dated February 21, 2019, on

▪
the consolidated statement of financial position as of December 31, 2018, the related consolidated statements of operations and comprehensive income, cash flows, and changes in equity and for the year then ended, and the related notes,

▪
the consolidated statement of financial position as of December 31, 2017, the related consolidated statements of operations and comprehensive income, cash flows, and changes in equity and for the year then ended, and the related notes, and

▪	the effectiveness of internal control over financial reporting as at December 31, 2018, included in the annual report on Form 40-F.

Chartered Professional Accountants, Licensed Public Accountants
April 1, 2019
Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.